Peoples Bancorp

Serving Our Shareholders

75
Investing in our Communities
PEOPLES BANCORP
PEOPLES FEDERAL
SAVINGS BANK
1987 Annual Report
1999
Providing Total Relationship Banking
PEOPLES BANCORP
2002 ANNUAL REPORT
PEOPLES BANCORP
PEOPLES BANCORP

2007 ANNUAL REPORT

To Our Shareholders

Dear Shareholder,

There is no doubt that the fiscal year ended September 30, 2007 was a challenging time to be in the banking business. The yield curve kept interest rate spreads low, uncertainty about the housing market depressed mortgage loan activity, and the sub-prime mortgage crisis continued to expand to affect both the financial and the stock markets. Despite the challenging environment, we are pleased with a number of positive accomplishments for the year and our prospects for the future.

During 2007, net income totaled $2,801,416 or $0.89 per diluted share. The Bancorp's return on assets for the fiscal year ended September 30, 2007, was 0.57% and the return on equity was 4.44%. Stockholders’ equity was $62,032,964 and we repurchased 108,557 shares this year. While these results indicate a solid performance, plans undertaken will provide Peoples Bancorp with the strong foundation for success in future years as we adhere to our mission and values.

During fiscal 2007, your Board of Directors asked the management team to review the current structure of the Company and to emphasize expense control. As a result of this effort, we merged First Savings Bank into Peoples Federal Savings Bank which reduced regulatory expenses and eliminated duplicative positions at both banks. The merger was completed effective October 1, 2007, and has had a positive effect on operating expenses during the first quarter of fiscal 2008.

Peoples Federal also signed a new contract to bring our bank's data processing in-house. The new system should not only decrease our data processing costs over the next 5 years, but also allows our employees to service their customers more efficiently, provide customers with additional services, and deliver an even better customer service experience. The data processing conversion should be completed by June of 2008.

In addition, the management team reviewed the current costs of SEC compliance and projected the new costs for Sarbanes Oxley 404 compliance. After its review, the Board of Directors concluded that the current and projected costs for SEC compliance are and will continue to be overly burdensome for the Company and its shareholders. The Board reviewed relevant information provided by the management team and is proposing that the shareholders vote to approve a 1 for 760 reverse stock split followed immediately by a 760 for 1 forward split. This split transaction, if approved by shareholders and effected, will permit the Company to delist and avoid most of the costs associated with SEC and Sarbanes Oxley compliance.

We are also encouraged by the recent cuts made by the Federal Reserve and the return of an interest rate curve. These events should have a positive impact on our earnings during calendar 2008.

Board and Management will continue to look for ways to increase efficiencies and profitability of our institution. We want to thank you, our shareholders, for your continued support and for your investment in Peoples Bancorp. Our officers and employees are working hard to increase the value of our company.

COMMON STOCK INFORMATION
	Market Price		Dividends*		Market Price		Dividends*
Fiscal 2006	Low	High	Per Share	Fiscal 2007	Low	High	Per Share
1st QTR	$ 19.40	$ 21.62	$ 0.19	1st QTR	$ 17.91	$ 20.78	$ 0.19
2nd QTR	19.71	22.25	0.19	2nd QTR	18.49	20.30	0.19
3rd QTR	19.58	21.97	0.19	3rd QTR	18.25	20.10	0.19
4th QTR	15.60	21.00	0.19	4th QTR	15.45	19.25	0.19

*See Note 15 in the Notes to Consolidated Financial Statements which accompany this Annual Report.
The price of PFDC stock traded on NASDAQ on February 1, 2008 was $15.10

Table of Contents

Peoples Bancorp

September 30, 2007, 2006, 2005

Content

SELECTED CONSOLIDATED FINANCIAL DATA OF PEOPLES BANCORP

	September 30
	2007	2006	2005	2004	2003
Balance Sheet Data:
Total assets	$469,193,037	$501,353,713	$488,617,542	$491,445,300	$502,920,006
Loans receivable including loans held for sale, net	348,485,297	371,662,679	355,854,443	360,454,908	356,953,361
Investments and other interest earning assets	100,572,388	108,170,325	106,786,121	109,254,698	122,104,691
Deposits	349,291,182	375,848,729	360,243,356	370,824,854	380,115,884
Borrowed funds	54,480,511	59,672,791	60,131,225	53,421,460	56,749,653
Stockholder's equity	62,032,964	62,775,216	65,184,382	64,991,560	63,924,854

	For Year Ended September 30
	2007	2006	2005	2004	2003
Operating Data:
Interest income	$28,659,990	$28,310,432	$26,949,339	$26,866,634	$29,748,296
Interest expense	14,559,298	12,927,583	10,463,071	10,335,942	12,147,419
Net interest income	$14,100,692	$15,382,849	$16,486,268	$16,530,692	$17,600,877
Provision for losses on loans	76,972	56,065	67,144	40,374	537,181
Net interest income after provision for losses on loans	$14,023,720	$15,326,784	$16,419,124	$16,490,318	$17,063,696
Non-Interest income	2,104,783	2,285,030	2,033,744	1,646,944	2,713,522
Non-Interest expenses	12,099,627	12,822,056	12,134,978	11,411,108	11,032,427
Income before income taxes	4,028,876	4,789,758	6,317,890	6,726,154	8,744,791
Income tax expense	1,227,460	1,537,352	2,188,283	1,991,957	2,995,486
Net income	$2,801,416	$3,252,406	$4,129,607	$4,734,197	$5,749,305

Basic income per common share	$0.89	$0.99	$1.23	$1.40	$1.67
Diluted income per common share	$0.89	$0.98	$1.22	$1.39	$1.66
Dividends per common share	$0.76	$0.76	$0.73	$0.69	$0.65

Other Data:
Average yield on all interest-earning assets	6.13%	5.96%	5.74%	5.68%	6.21%
Average cost of all interest-bearing liabilities	3.58%	3.09%	2.51%	2.45%	2.76%
Interest rate spread	2.55%	2.87%	3.23%	3.23%	3.45%

Number of full service banking offices	15	15	15	15	15
Return on assets (net income divided by average total assets)	0.57%	0.65%	0.84%	0.95%	1.14%
Return on equity (net income divided by average total equity)	4.44%	5.06%	6.31%	7.41%	9.19%
Dividend payout ratio (dividends per common share divided by net income per common share)	85.39%	76.77%	59.35%	49.29%	38.92%
Equity to assets ratio (average total equity divided by average total assets)	12.93%	12.90%	13.25%	12.87%	12.39%

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Forward Looking Statements

This Annual Report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this report and include statements regarding the intent, belief, outlook, estimate or expectations of Peoples Bancorp (the “Company”), its directors or its officers primarily with respect to future events and the future financial performance of the Company. Readers of this report are cautioned that any such forward looking statements are not guarantees of future events or performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. The accompanying information contained in this report identifies important factors that could cause such differences. These factors include changes in interest rates, loss of deposits and loan demand to other financial institutions, substantial changes in financial markets, changes in real estate values and the real estate market, regulatory changes, increases in compensation and employee expenses, or unanticipated results in pending legal proceedings.

Overview

Peoples Bancorp had net income of $2.80 million for the year ended September 30, 2007 compared to $3.25 million and $4.13 million for the years ended September 30, 2006 and 2005 respectively. On a diluted per share basis, Peoples Bancorp earned $0.89 per share in 2007, $0.98 per share in 2006, and $1.22 per share in 2005. The decrease in earnings was due to funding costs growing at a faster pace than asset yields.

Net interest income was $14.10 million for the year ended September 30, 2007 compared to $15.38 million and $16.49 million for the years ended September 30, 2006 and 2005 respectively. The net interest margin was 3.00%, 3.24% and 3.51% for the years ended September 30, 2007, 2006 and 2005 respectively. The decrease in margin each year has been due to declining interest rate spread. This decline was due to funding costs growing at a faster pace than asset yields.

Non-interest income was impacted by decreased gains on the sale of real estate owned and decreased fees and service charges for the year ended September 30, 2007 compared to the year ended September 30, 2006, offset by increases in net realized gains on available-for-sale securities. Fiscal 2006 non-interest income benefited from a $188,000 nontaxable gain on donated real estate.

Non-interest expenses decreased in fiscal 2007 due to overall initiatives to reduce spending, but also because 2006 expenses were higher than normal as a result of a donation by First Savings Bank in that year of appreciated real estate with a value of $200,000, a robbery loss of $84,000 during fiscal 2006, and $101,000 of expenses due to a benefits continuation agreement with the former President and CEO of First Savings Bank upon his retirement. Operating expenses, as a percentage of the Company’s total assets, were 2.58%, 2.56% and 2.48% for the fiscal year ended September 30, 2007, 2006 and 2005, respectively. The Company continuously seeks to reduce operating expenses. In this regard, the budget committee of the Board of Directors monitors the Company’s current operating budget on at least a quarterly basis to ascertain that expense levels remain within projected ranges and to establish competitive, as opposed to aggressive, rates for the Company’s various deposit accounts. The Company’s efforts to contain operating expense also include underwriting policies that attempt to reduce potential losses and conservative expansion of personnel. Management also believes that the merger of the two Banks effective October 1, 2007, will have a positive impact on operating expenses.

On October 1, 2007, the Company merged its two banking subsidiaries (the “Banks”) into one bank. The merger of First Savings Bank into Peoples Federal Savings Bank of DeKalb County will help the Company in its continued efforts to decrease costs. The decreases in the Company’s net interest margin have shown signs of slowing, and even improving slightly. The Company will continue to closely monitor costs, and look for ways of increasing non-interest income. Customer service will continue to play a vital role in positioning the Company for success in the future.

Critical Accounting Policies

Peoples Bancorp has established various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of its financial statements. The significant accounting policies of Peoples Bancorp are described in the footnotes to the consolidated financial statements for fiscal year 2007. Certain of these policies are important to the portrayal of the Company’s financial condition and results of operations, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are significant and inherently uncertain. Management believes that its critical accounting policies include determining the allowance for loan losses (“ALL”) and accounting for goodwill.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Allowance For Loan Losses

The ALL is a significant estimate that can and does change based on management’s assumptions about specific borrowers and applicable economic and environmental conditions, among other factors. Management reviews the adequacy of the ALL on a quarterly basis. This review is based on specific identified risks or anticipated losses in individual loans, a percentage factor based on the classification of certain loans, and management’s analysis of overall economic conditions such as employment, bankruptcy trends, property value changes and changes in delinquency levels.

Credits are evaluated individually based on degree of delinquency and/or identified risk ratings of special mention or worse. Credits with delinquency levels of less than 60 days and risk ratings of satisfactory/monitor or better, are reviewed in the aggregate. Percentage factors applied to individual credits are based on risk rating, the type of credit and estimated potential losses in the event liquidation becomes necessary. Percentage factors applied to loans reviewed in the aggregate are based solely on the type of credit. Anticipated losses on loans transferred to real estate owned are recognized immediately upon recording the asset.

The ALL also includes a component based on management’s assumptions of changes in risk in non-quantifiable areas such as market conditions, property values, employment conditions and perceived changes in overall portfolio quality due to changes in concentration, underwriting changes and both national and regional trends.

External factors such as increases in unemployment, regional softness in property values and increasing national numbers in bankruptcy and internal factors such as the continuing increase in the commercial loan portfolio, and increasing unsecured delinquencies and charge offs may result in larger losses in current economic conditions. Charge-offs have remained stable over the last five years at $100-$200 thousand, with the exception of 2003 when a large charge-off was taken on a commercial loan caused by fraud on the part of the borrower. Management believes its process for identifying specific risks in the portfolio is adequate and appropriate. However, as in the case of the commercial loan charge-off, fraud on the part of borrowers cannot always be uncovered by the Banks. Changes in loan concentration, delinquency and portfolio are addressed through the variation in percentages used in calculating the ALL for various types of credit as well as individual review of “high risk” credits and large loans.

Accounting for Goodwill

Goodwill is no longer amortized by the Company but instead is tested annually for impairment. The impairment testing involves estimating the fair value of the Company and comparing it to the carrying amount. If the fair value is less than the carrying value, then the implied fair value of goodwill shall be determined and any related impairment loss will be recognized.

General

The Company is an Indiana corporation organized in October 1990 to become the savings and loan holding company for Peoples Federal Savings Bank of DeKalb County (“Peoples”). Effective February 29, 2000, the Company acquired by merger Three Rivers Financial Corp. and its wholly owned subsidiary, First Savings Bank (“First Savings”). Until October 1, 2007, the Company was the sole shareholder of Peoples and First Savings (collectively “Banks”). As mentioned earlier, on October 1, 2007 First Savings was merged into Peoples and will operate as one bank going forward. Peoples, following the merger, conducts business from its main office in Auburn and its 14 full service offices located in Avilla, Columbia City, Garrett, Kendallville, LaGrange, Topeka, Waterloo, Howe and Middlebury, Indiana and Three Rivers, Schoolcraft and Union, Michigan. The Company’s primary business activity is being the holding company for Peoples. Peoples offers a full range of retail deposit services and lending services.

The Company’s earnings are primarily dependent upon the earnings of the Banks. Historically, the principal business of savings banks, including Peoples and First Savings, has consisted of attracting deposits from the general public and making loans secured by residential real estate. The Banks’ net earnings are contingent on the difference or spread between the interest earned on their loans and investments and the interest paid on their consumer deposits and borrowings. Prevailing economic conditions, government policies, regulations, interest rates, and local competition also significantly affect the Banks.

Interest income is a function of the balance of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amounts of deposits and borrowings outstanding during the same period and the rates paid on such deposits and borrowings. The Banks’ earnings are also affected by gains and losses on sales of loans and investments, provisions for loan losses, service charges, income from subsidiary activities, operating expenses and income taxes.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The Company has supplemented its interest income through purchases of investment securities when appropriate. Such investments include U. S. Government securities, including those issued and guaranteed by the Federal Home Loan Mortgage Corporation (“FHLMC”), the Federal National Mortgage Association (“FNMA”), and the Government National Mortgage Association (“GNMA”), and state and local obligations. This activity (a) generates positive interest rate spreads on large principal balances with minimal administrative expense; (b) lowers the credit risk of the Banks’ loan portfolio as a result of the guarantees of full payment of principal and interest by FHLMC, FNMA, and GNMA;  (c) enables the Banks to use securities as collateral for financings in the capital markets; and (d) increases the liquidity of the Banks.

On a yearly basis, the Company updates its long-term strategic plan. This plan includes, among other things, the Company’s commitment to maintaining a strong capital base and continuing to improve the organization’s return on assets through asset growth and controlling operating expenses. Continued careful monitoring of interest rate risk is also cited as an important goal. As a result, continued origination of short-term consumer and installment loans, prime plus equity loans, adjustable rate mortgage loans, and fixed-rate real estate loans with original terms of 15 years or less is emphasized.

Results of Operations, Fiscal Year Ended September 30, 2007 Compared to Fiscal Year Ended September 30, 2006

The Company’s net income for the fiscal year ended September 30, 2007 was $2.80 million compared to $3.25 million for the fiscal year ended September 30, 2006. On a diluted basis, Peoples Bancorp earned $0.89 per share in fiscal 2007, compared to $0.98 per share in fiscal 2006.

The Company’s net interest income decreased $1.3 million to $14.1 million for the fiscal year ended September 30, 2007. Interest earned on investments and other interest-earning assets and interest paid on deposits all increased during the year. Interest income on loans increased due to increases in rates on outstanding loans. The average balance of deposits did not decrease as much as the ending balance. However, the decreases in balances were offset by rate increases on deposits. The interest rates paid on deposits rose faster than interest earned on loans, causing interest expense to rise more than interest income. Interest on long-term debt decreased to $3.1 million from $3.3 million. The average balance outstanding of FHLB advances decreased by $4.2 million, causing a decrease in interest expense.

Provision for loan losses increased $21,000 to $77,000 reflecting adjustments due to management’s continuing review of its loan portfolio. Management’s review of its loan portfolio is based on historical information, concentrations, delinquency trends, experience of lending personnel, review of specific loans, and general economic conditions.

Non-interest income decreased $180,000 to $2.1 million due primarily to a $107,000 decrease in ATM/debit card, check printing and other loan and deposit fees. Other income in fiscal 2006 also benefited from $188,000 of nonrecurring non-taxable gain on the donation of appreciated real estate. Gains on the sale of certain marketable equity securities increased $123,000 in 2007 compared to 2006 and gains on sale of loans increased $58,000 in fiscal 2007.

Total non-interest expense decreased $722,000 to $12.1 million for the year ended September 30, 2007. Salaries and benefits decreased $95,000 to $7.0 million due to employees not receiving bonuses in 2007. During 2007 several of the employee benefit plans were changed or restructured. On July 1, 2007 the Company changed the provider of health insurance benefits to employees and started to pay a higher portion of the costs. This resulted in an increase of $36,000 in health insurance costs. On August 1, 2007 the Company froze the benefits provided by its defined benefit multi-employer pension plan. That was largely responsible for a decrease of $117,000 in the cost of that plan for the year. At the same time the decision was made to offer a profit sharing component under the Company’s 401(k) plan. The profit sharing component, along with the traditional match made by the Company, resulted in an increase of $28,000 in employee benefit expense. Net occupancy and equipment expense decreased $118,000 due primarily to decreased depreciation expense as an increasing number of the Company’s fixed assets were fully depreciated. Other expenses also decreased in comparison with fiscal 2006 because of the following non-recurring expenses in 2006. There was a contribution of appreciated real estate resulting in a charitable contribution expense of $200,000; $101,000 of expenses due to a benefits continuation agreement with the former President and CEO of First Savings Bank upon his retirement on March 30, 2006, and a charge of $84,000 resulting from a robbery loss.

The effective tax rate for the Company for the years ended September 30, 2007 and 2006 was 30.5% and 32.1%, respectively. Effective tax rates can be affected by the mix of taxable versus tax-exempt interest income, the level of non-deductible expenses for the year, and the timing of the deductibility of certain items. Please see Note 11 to the Company’s Consolidated Financial Statements for a breakdown of these differences.

Results of Operations, Fiscal Year Ended September 30, 2006 Compared to Fiscal Year Ended September 30, 2005

The Company’s net income for the fiscal year ended September 30, 2006 was $3.25 million compared to $4.13 million for the fiscal year ended September 30, 2005. On a diluted basis, Peoples Bancorp earned $0.98 per share in fiscal 2006 compared to $1.22 per share in fiscal 2005.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The Company’s net interest income decreased $1.1 million to $15.3 million for the fiscal year ended September 30, 2006. Interest earned on investments and other interest-earning assets and interest paid on deposits both increased during the year. Interest income on loans increased due to increases in both rates and volumes of outstanding loans. Total deposits increased and the mix of deposits changed with an increase in higher cost certificates of deposit balances. The interest rates paid on deposits rose faster than interest earned on loans, causing interest expense to rise more than interest income. Interest on long-term debt increased to $3.3 million from $2.9 million. The average balance of outstanding FHLB advances increased by $7.8 million, causing an increase in interest expense.

Provision for loan losses decreased $11,000 to $56,000 reflecting adjustments due to management’s continuing review of its loan portfolio. Management’s review of its loan portfolio is based on historical information, concentrations, delinquency trends, experience of lending personnel, review of specific loans, and general economic conditions.

Non-interest income increased $251,000 to $2.3 million due primarily to the increase of $328,000 in trust, ATM/debit card, check printing and other loan and deposit fees. There was also a non-taxable gain on the donation of appreciated real estate of $188,000 included in fiscal 2006’s other income. Net realized gains (losses) on the sale of available for sale securities in fiscal 2007 declined by $128,000 due to a loss in fiscal 2006 of $117,496 compared to a gain of $10,469 in fiscal 2005.

Total non-interest expense increased $687,000 to $12.8 million for the year ended September 30, 2006. Salaries and benefits increased $162,000 to $7.1 million due primarily to a large increase in the expense related to the Banks’ defined benefit multi-employer pension plan. The cost of this plan is partially dependent on the stock market’s average performance and average interest rates for the last five years. Because of the poor performance in these indexes, the Company had to recognize additional expense related to this plan. Occupancy and equipment expense decreased $170,000 due primarily to decreased property taxes on real estate and buildings of the Banks, and lower depreciation expense. Other expenses increased in fiscal 2006 due to the following matters: an accrual of $101,000 due to a retirement benefits agreement with the former President and CEO of First Savings Bank who retired on March 30, 2006, a robbery loss of $84,000 and a deduction for donated property in the amount of $200,000. Accounting and supervisory expenses increased $26,000 and $11,000 respectively.

The effective tax rate for the Company for the years ended September 30, 2006 and 2005 was 32.1% and 34.6%, respectively. Effective tax rates can be affected by the mix of taxable versus tax-exempt interest income, the level of non-deductible expenses for the year, and the timing of the deductibility of certain items. Please see Note 11 to the Company’s Consolidated Financial Statements for a breakdown of these differences.

Comparison of Financial Condition, Fiscal Year Ended September 30, 2007 Compared to Fiscal Year Ended September 30, 2006

Total assets decreased $32.2 million to $469.2 million at September 30, 2007 compared to 2006. The decrease was due primarily to a reduction in the size of the loan portfolio which decreased $23.2 million to $348.5 million, including loans held for sale. The decrease in loans was in the real estate and the commercial real estate portfolios, and was attributable to increased activity in selling loans into the secondary market, and a decline in originations and payment amortization. There was also a decrease in investment securities of $7.2 million to $87.0 million. The decrease resulted from the use of the proceeds of matured securities to pay down borrowings and to partially offset decreased deposit balances.

Total liabilities decreased $31.4 million to $407.2 million. Deposits decreased $26.6 million to $349.3 million. The decrease was due to a reduction in checking and savings accounts of $11.3 million and a decrease in certificates of deposit of $15.3 million. Federal Home Loan Bank advances decreased $5.7 million to $53.5 million. Those decreases were partially offset by increases of $483,000 in short-term borrowings and $331,000 in other liabilities.

Stockholders’ equity decreased $742,000 to $62.0 million. This decrease was due to a combination of net income of $2.8 million reduced by dividends paid to shareholders of $2.4 million and stock repurchases of $2.1 million. Those decreases in stockholders’ equity were partially offset by the decrease in the accumulated unrealized loss on available for sale securities to $323,000, a decrease of $829,000 since last year. The loss is caused by a decrease in market value of the Company’s fixed rate investments due to changes in market interest rates since the time of purchase. These losses are not expected to become realized losses, since the Company has the ability, and intent, to hold the securities to recovery, at which time, full value is expected to be received. Nonetheless, management may elect to sell some of these securities before maturity based on market conditions. Stockholders’ equity increased $104,000 as a result of the exercise of stock options.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial condition and operating results in terms of historical dollars or fair value without considering changes in the relative purchasing power of money over time due to inflation.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, since such prices are affected by inflation. In a volatile interest rate environment, liquidity and the maturity structure of the Banks’ assets and liabilities are critical to the maintenance of acceptable performance levels.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Average Balances and Interest Rates and Yields

The following table sets forth the weighted-average yields earned on the Company’s assets and the weighted-average rate paid on deposits and borrowings.

	Years Ended September 30
	(Dollars in Thousands)
	2007			2006			2005
	Average		Yield	Average		Yield	Average		Yield
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Interest-earning assets:
Loans receivable (1)	$362,306	$24,076	6.65%	$366,944	$23,910	6.52%	$357,340	$22,958	6.42%
Investment Securities (2)	91,520	3,796	4.15%	95,430	3,794	3.98%	98,576	3,508	3.56%
Interest Bearing Deposits	11,358	574	5.05%	7,535	385	5.11%	9,012	276	3.06%
FHLB stock	4,433	214	4.83%	4,818	221	4.59%	4,838	207	4.28%
Total interest-earning assets	467,756	28,660	6.10%	474,727	28,310	5.96%	467,802	26,949	5.76%
Non-interest-earning assets	19,683			23,402			26,158
Total assets	$487,439			$498,129			$493,960
Deposits and Interest-bearing liabilities:
Interest bearing deposits	$348,546	$11,416	3.28%	$355,363	$9,585	2.70%	$361,068	$7,505	2.08%
FHLB advances	58,030	3,127	5.39%	62,211	3,325	5.34%	54,378	2,925	5.38%
Other Borrowings	631	16	2.54%	767	17	2.22%	1,370	33	2.41%
Total interest-bearing liabilities	407,207	14,559	3.58%	418,341	12,927	3.09%	416,816	10,463	2.51%
Non-interest bearing deposits	14,144	-		12,683	-		11,192	-
Total including non-interest-bearing demand deposits	421,351	14,559	3.46%	431,024	12,927	3.00%	428,008	10,463	2.44%
Other non-interest-bearing liabilities	3,048			2,824			506
Total liabilities	424,399			433,848			428,514
Stockholders’ equity	63,040			64,281			65,446
Total liabilities and stockholders’ equity	$487,439			$498,129			$493,960
Net interest income; interest rate spread		$14,101	2.52%		$15,383	2.87%		$16,486	3.23%
Net interest margin (3)			3.00%			3.24%			3.51%
Average interest-earning assets to average interest bearing liabilities			115%			113%			112%

(1)	Average balances include nonaccrual balances.
(2)	Yield on investment securities is computed based on amortized cost.
(3)	Net interest margin is net interest income divided by average interest-earning assets.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Interest Rate Spread

The following table sets forth the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities for the years ending September 30, 2007, 2006, and 2005.

	2007	2006	2005
Weighted average interest rate on:
Loans	6.65%	6.52%	6.42%
Securities	4.15	3.98	3.56
Interest bearing deposits	5.05	5.11	3.06
FHLB stock	4.83	4.59	4.28
Combined	6.10	5.96	5.76
Weighted average cost of:
Interest bearing deposits	3.28	2.70	2.08
FHLB advances	5.39	5.34	5.38
Other borrowings	2.54	2.22	2.41
Combined	3.58	3.09	2.51
Interest rate spread	2.52	2.87	3.23
Net yield on weighted average interest-earning assets	3.00	3.24	3.51

Rate/Volume Analysis

In addition to changes in interest rates, changes in volume can have a significant effect on net interest income. The following table describes the extent to which changes in interest rates and changes in volume of interest related assets and liabilities have affected the Banks’ interest income and expense for the periods indicated. For the purposes of this table, changes attributable to both rate and volume, which cannot be separated, have been allocated proportionately to the change due to volume and the change due to rate. Tax-exempt income was calculated using actual rates and not adjusted for the tax effects.

	Years ended September 30,
	2007 vs 2006			2006 vs 2005
	Increase			Increase
	(Decrease)		Total	(Decrease)		Total
	Due to		Increase	Due to		Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Interest income from:
Loans	$(302)	$468	$166	$617	$335	$952
Investment securities	(155)	157	2	$(112)	398	286
Interest bearing deposits	195	(6)	189	$(45)	154	109
FHLB Stock	(18)	11	(7)	$(1)	15	14
Total interest income	(280)	630	350	459	902	1,361

Interest expense from:
Interest bearing deposits	(184)	2,015	1,831	(119)	2,199	2,080
FHLB Advances	(223)	25	(198)	421	(21)	400
Other borrowings	(3)	2	(1)	(15)	(1)	(16)
Total interest expense	(410)	2,042	1,632	287	2,177	2,464
Net interest income (expense)	$130	$(1,412)	$(1,282)	$172	$(1,275)	$(1,103)

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Asset and Liability Management

A significant portion of the Company’s revenues and net income is derived from net interest income and, accordingly, the Company strives to manage its interest-earning assets and interest-bearing liabilities to generate an appropriate contribution from net interest income. Asset and liability management seeks to control the volatility of the Company’s performance due to changes in interest rates. The Company attempts to achieve an appropriate relationship between rate sensitive assets and rate sensitive liabilities. Peoples Bancorp does not presently use off balance sheet derivatives to enhance its risk management.

Historically, all of the Banks’ real estate loans were made at fixed rates. More recently, the Banks have adopted an asset and liability management plan that calls for the origination of residential mortgage loans and other loans with adjustable interest rates, the origination of 15-year or less residential mortgage loans with fixed rates, and the maintenance of investments with short to medium terms. In addition, the Banks sell loans on the secondary market through the Federal Home Loan Bank of Indianapolis and Freddie Mac. This results in fee income on the initial sale, as well as lowering interest rate risk since the long-term asset is no longer held in the Banks’ portfolios. In order to offset these decreased earnings, management is emphasizing cost control wherever possible, and will continue to look for sources of fee income that are unaffected by interest rates.

The OTS uses a net market value methodology to measure the interest rate risk exposure of savings associations. Under this OTS regulation, an institution’s “normal” level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution’s Net Portfolio Value (“NPV”) in an amount not exceeding 2% of the present value of its assets. Thrift institutions, like Peoples, with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related “normal” level of interest rate risk) based upon certain interest rate changes (discussed below). Institutions that do not meet either of the foregoing requirements are not required to file OTS Schedule CMR, but may do so voluntarily. First Savings has filed voluntarily in the past.

Presented below, as of September 30, 2007 and 2006, is an analysis performed by the OTS of Peoples’ interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 200 basis points. At September 30, 2007 and 2006, 2% of the present value of Peoples’ assets was approximately $7.6 million and $8.0 million. The interest rate risk of a 200 basis point increase in market rates (which was greater than the interest rate risk of a 200 basis point decrease) was $10.8 million at September 30, 2007 and $9.9 million at September 30, 2006.

Peoples Federal Savings Bank of DeKalb County Interest Rate Risk As of September 30, 2007 (dollars in thousands)								Peoples Federal Savings Bank of DeKalb County Interest Rate Risk As of September 30, 2006 (dollars in thousands)
		Market Value			NPV as % of Portfolio Value of Assets					Market Value			NPV as % of Portfolio Value of Assets
Changes in Rates		$ Amount	$ Change	% Change	NPV Ratio	Change		Changes in Rates		$ Amount	$ Change	% Change	NPV Ratio	Change

+300	bp	36,601	(16,631)	-31%	10.19%	-381	bp	+300	bp	33,179	(16,706)	-33%	8.80%	-368	bp
+200	bp	42,427	(10,804)	-20%	11.58%	-242	bp	+200	bp	39,943	(9,942)	-20%	10.35%	-213	bp
+100	bp	48,118	(5,114)	-10%	12.88%	-112	bp	+100	bp	45,655	(4,231)	-8%	11.60%	-88	bp
0	bp	52,232	-	-	14.00%			0	bp	49,885	-	-	12.48%
-100	bp	55,911	2,679	5%	14.54%	+54	bp	-100	bp	55,486	5,601	11%	13.62%	+114	bp
-200	bp	56,762	3,530	7%	14.67%	+67	bp	-200	bp	58,646	8,761	18%	14.00%	+173	bp

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following, as of September 30, 2007 and 2006, is the same analysis performed by the OTS of First Savings’ interest rate risk. At September 30, 2007 and 2006, 2% of the present value of First Savings’ assets were approximately $2.0 million and $2.2 million. The interest rate risk of a 200 basis point increase in market rates (which was greater than the interest rate risk of a 200 basis point decrease) was $1.1 million and $1.4 million at September 30, 2007, and 2006. At September 30, 2007 and 2006, 2% of the present value of First Savings assets exceeded the 200 basis point decrease.

First Savings Bank Interest Rate Risk As of September 30, 2007 (dollars in thousands)								First Savings Bank Interest Rate Risk As of September 30, 2006 (dollars in thousands)
		Market Value			NPV as % of Portfolio Value of Assets					Market Value			NPV as % of Portfolio Value of Assets
Changes in Rates		$ Amount	$ Change	% Change	NPV Ratio	Change		Changes in Rates		$ Amount	$ Change	% Change	NPV Ratio	Change

+300	bp	15,075	(1,924)	-11%	15.66%	-132	bp	+300	bp	12,917	(2,471)	-16%	12.53%	-177	bp
+200	bp	15,859	(1,139)	-7%	16.25%	-73	bp	+200	bp	13,958	(1,430)	-9%	13.33%	-97	bp
+100	bp	16,589	(410)	-2%	16.76%	-22	bp	+100	bp	14,788	(601)	-4%	13.93%	-38	bp
0	bp	16,999	-	-	16.98%			0	bp	15,388	-	-	14.30%
-100	bp	17,122	123	1%	16.95%	-3	bp	-100	bp	15,800	412	3%	14.50%	+20	bp
-200	bp	17,147	149	1%	16.82%	-16	bp	-200	bp	16,142	753	5%	14.63%	+33	bp

In evaluating the Banks’ exposure to interest rate risk, certain shortcomings, inherent in the method of analysis presented in the foregoing tables must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing tables.

Loans, Non-performing Assets and Summary of Loan Loss Experience

The following table presents the composition of the loan portfolio of both Banks, excluding loans held for sale, at September 30, 2007 and September 30, 2006 (in thousands):

	September 30, 2007		September 30, 2006
TYPE OF LOAN	Amount	Percent of Total	Amount	Percent of Total
Residential:	(Dollars in thousands)
1-4 family units	$286,022	81.1%	$303,089	80.4%
Over 4 family units	2,128	0.6%	1,030	0.3%
Home Equity Lines of Credit	20,965	5.9%	22,724	6.0%
Commercial real estate	23,362	6.6%	30,027	8.0%
Land acquisition and development	3,683	1.0%	3,824	1.0%
Consumer and other loans	15,816	4.5%	15,580	4.1%
Loans on deposits	548	0.2%	793	0.2%
	352,524	100.0%	377,067	100.0%
Less:
Undisbursed portion of loans	1,574		2,734
Deferred loan fees and discounts	886		1,070
	2,460		3,804
Total loans receivable	350,064		373,263
Allowance for losses on loans	1,834		1,898
Net loans	$348,230		$371,365

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Non-performing assets of the Banks at September 30, 2007 and 2006 are as follows (in thousands):

	September 30, 2007	September 30, 2006
Non-accruing loans	$1,003	$565
Real estate owned (REO)	986	709
Restructured loans	1,133	1,226
	$3,122	$2,500

It is the Company’s policy to stop accruing interest on all loans over 90 days past due. At September 30, 2007, loans past due more than 90 days had increased $438,000 compared to September 30, 2006.

It is the Company’s policy to carry REO at net realizable value. After repossession, appraised value is reduced for estimated repair and selling costs, and the net amount is the carrying value of the property. Any changes in estimated realizable value after the initial repossession, are charged to a specific loss reserve account for REO. There have been no significant changes in potential problem loans since September 30, 2006. Net charge-offs for the years ended September 30, 2007 and 2006 were $142,000 and $124,000, respectively.

The allowances for loan and real estate owned losses represent amounts available to absorb losses inherent in the portfolio. Such allowances are based on management’s continuing review of the portfolios, historical charge-offs, current economic conditions, and such other factors, which in management’s judgment deserve recognition in estimating losses. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowances based on their judgment about the information available to them at the time of their examination. Provisions for losses are charged to earnings to bring the allowances to levels considered necessary by management. Losses are charged to the allowances when considered probable or, in the case of REO, at the time of repossession. Overall, the general composition of the loan portfolio has remained similar to the prior year with no significant shift of risk between components of the loan portfolio that would impact the calculation of the allowance for loan losses. Net charge-offs for the last five years have remained consistently at $50-$200 thousand, with the exception of 2003. The charge-off figure for 2003 was higher than normal due to a large commercial loan that was charged off. This charge-off had not been identified during the normal loan review process as a potential loss due to fraud on the part of the borrower. Management believes that the allowances are adequate to absorb known and inherent losses in the portfolios. No assurance can be given, however, that economic conditions which may adversely affect the Company’s markets or other circumstances, such as the aforementioned fraud, will not result in future losses in the portfolios.

Liquidity and Capital Resources

The primary internal sources of funds for operations are principal and interest payments on loans and new deposits. In addition, if greater liquidity is required, the Banks can borrow from the FHLB. Under existing resolutions of the Company’s Board of Directors, First Savings may borrow an additional $16.5 million, and Peoples may borrow an additional $19.0 million. If borrowing in excess of these amounts is ever needed, the Board of Directors of the Company could increase the available credit amounts significantly, limited only by the size of the Banks’ loan portfolios. First Savings and Peoples operate under a blanket collateral agreement with FHLB, whereby their single family loans act as collateral for the borrowings. Peoples Federal also has the ability to pledge specific government agency securities to secure their borrowings at the FHLB. In the opinion of management, the Banks’ liquid assets are adequate to meet outstanding loan commitments and other obligations.

Management knows of no existing or potential obligations which would materially impact the Banks’ liquidity levels.

During the year ended September 30, 2007 cash and cash equivalents increased $1.6 million, interest-bearing time deposits decreased $2,480,000, investment securities decreased $7.2 million, and net loans decreased $23.1 million. Deposits decreased $26.6 million, and Federal Home Loan Bank advances decreased $5.7 million. In fiscal 2007, there was $4.0 million in net cash provided by operating activities.

During the year ended September 30, 2006 cash and cash equivalents increased $867,000, investment securities decreased $4.2 million, and net loans increased $16.2 million. Deposits increased $15.6 million and Federal Home Loan Bank advances decreased $95,000. In fiscal 2006, there was $4.3 million in net cash provided by operating activities.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Contractual Obligations

In the ordinary course of operations, the Company enters into certain contractual obligations. The following table summarizes the Company’s significant fixed and determinable contractual obligations, by payment date, at September 30, 2007.

	Contractual Obligations Due by Period
		One	Three
	Within	Year to	Years to	After
	One Year	Three Years	Five Years	Five Years	Total
	(Dollars in thousands)
Borrowings	$17,031	$21,200	$13,250	$3,000	$54,481
Service Contract(1)	585	576	576	168	1,905
Dividends Payable	590				590
	$18,206	$21,776	$13,826	$3,168	$56,976

(1)
The service contract is with Open Solutions Inc. to provide Peoples Bancorp with service bureau support for processing of deposit and loan accounts. The contract fees are based on the number of accounts processed and additional reporting services provided from time to time. The amount shown is an estimate of cost based on current account support and reporting fee structures. The current contract expires March 1, 2008. A new contract has been signed to be effective March 1, 2008 and will expire April 30, 2013. During the new contract the processing of accounts will be done “in house” by Peoples Bancorp on software licensed by Open Solutions Inc.

STATEMENT OF MANAGEMENT’S RESPONSIBILITY

The management of Peoples Bancorp is responsible for the preparation and integrity of the consolidated financial statements and all other information presented in this annual report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and therefore, include estimates based on management’s judgment and estimates.

Management maintains a system of internal controls to meet its responsibility for reliable financial information and the protection of assets. This system emphasizes proper segregation of duties, the establishment of appropriate policies and procedures, and careful selection, training and supervision of qualified personnel. In addition, management periodically reviews the system of internal controls and reports their findings to the Audit Committee of the Board of Directors.

The Committee is composed of non-management directors and meets periodically with the independent auditors and management to review their respective activities and responsibilities. Each has free and separate access to the Committee to discuss accounting, financial reporting, internal control and audit matters.

Management recognizes that the cost of a system of internal controls should not exceed the benefits derived and that there are inherent limitations to be considered in the potential effectiveness of any system. However, management believes that the Company’s system of internal controls provides reasonable assurance that financial information is reliable and that assets and customer deposits are protected.

G. Richard Gatton	Maurice F. Winkler III	Steven H. Caryer
Chairman of the Board	President and Chief Executive Officer	Vice-President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and
    Stockholders
Peoples Bancorp
Auburn, Indiana

We have audited the accompanying consolidated balance sheets of Peoples Bancorp as of September 30, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended September 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Bancorp as of September 30, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Indianapolis, Indiana
December 7, 2007

Peoples Bancorp
Consolidated Balance Sheets
September 30, 2007 and 2006

Assets	2007	2006

Cash and cash equivalents	$12,311,371	$10,756,693
Interest-bearing time deposits	2,567,908	5,047,883
Investment securities
Available for sale	86,599,820	93,640,940
Held to maturity (fair value of $424,745 and $570,957)	423,173	567,690
Total investment securities	87,022,993	94,208,630
Mortgage loans held for sale	255,500	297,400
Loans, net of allowance for loan losses of $1,833,682 and $1,898,257	348,229,797	371,365,279
Premises and equipment	5,555,341	5,703,922
Federal Home Loan Bank of Indianapolis stock, at cost	4,403,900	4,567,600
Core deposit intangible	57,436	195,282
Goodwill	2,330,198	2,330,198
Other assets	6,458,593	6,880,826

Total assets	$469,193,037	$501,353,713

Liabilities
NOW and savings deposits	$135,474,910	$146,762,078
Certificates of deposit	213,816,272	229,086,651
Total deposits	349,291,182	375,848,729
Short-term borrowings	1,000,511	517,791
Federal Home Loan Bank advances	53,480,000	59,155,000
Other liabilities	3,388,380	3,056,977

Total liabilities	407,160,073	438,578,497

Commitments and Contingencies

Stockholders’ Equity
Preferred stock, $1 par value
Authorized and unissued - 5,000,000 shares
Common stock, $1 par value
Authorized - 7,000,000 shares
Issued and outstanding - 3,106,134 and 3,206,969 shares	3,106,134	3,206,969
Additional paid-in capital	679,457	2,567,131
Retained earnings	58,570,157	58,152,876
Accumulated other comprehensive loss	(322,784)	(1,151,760)
Total stockholders’ equity	62,032,964	62,775,216

Total liabilities and stockholders’ equity	$469,193,037	$501,353,713

See Notes to Consolidated Financial Statements

Peoples Bancorp
Consolidated Statements of Income
Years Ended September 30, 2007, 2006 and 2005

	2007	2006	2005
Interest Income
Loans	$24,076,195	$23,910,031	$22,958,234
Investment securities	3,795,752	3,639,173	3,508,062
Other interest and dividend income	788,043	761,228	483,043
	28,659,990	28,310,432	26,949,339
Interest Expense
Deposits
NOW and savings deposits	1,854,558	1,750,321	1,308,231
Certificates of deposit	9,561,365	7,834,951	6,196,792
Short-term borrowings	16,262	16,871	33,034
Federal Home Loan Bank advances	3,127,113	3,325,440	2,925,014
	14,559,298	12,927,583	10,463,071

Net Interest Income	14,100,692	15,382,849	16,486,268
Provision for loan losses	76,972	56,065	67,144
Net Interest Income After Provision for Loan Losses	14,023,720	15,326,784	16,419,124

Non-interest Income
Fiduciary activities	357,221	357,279	345,546
Fees and service charges	1,320,528	1,428,023	1,112,128
Net realized gains (losses) on available-for-sale securities	5,104	(117,496)	10,469
Gain on sale of loans	161,554	103,216	136,768
Other income	260,376	514,008	428,833
Total other income	2,104,783	2,285,030	2,033,744

Non-interest Expenses
Salaries and employee benefits	6,991,906	7,086,684	6,924,306
Net occupancy expense	944,335	923,640	1,037,285
Equipment expense	557,283	696,315	752,456
Data processing expense	1,140,519	1,092,603	1,052,271
Deposit insurance expense	44,553	46,985	52,068
Other expenses	2,421,031	2,975,829	2,316,592
Total other expenses	12,099,627	12,822,056	12,134,978

Income Before Income Tax	4,028,876	4,789,758	6,317,890
Income tax expense	1,227,460	1,537,352	2,188,283

Net Income	$2,801,416	$3,252,406	$4,129,607

Basic Earnings Per Share	$.89	$.99	$1.23

Diluted Earnings Per Share	$.89	$.98	$1.22

Weighted-Average Shares Outstanding - Basic	3,161,939	3,293,223	3,357,018

Weighted-Average Shares Outstanding - Diluted	3,164,080	3,304,826	3,380,358

See Notes to Consolidated Financial Statements

Peoples Bancorp
Consolidated Statements of Stockholders’ Equity
Years Ended September 30, 2007, 2006 and 2005

						Accumulated
						Other
			Additional			Comprehensive
	Common Stock		Paid-in	Comprehensive	Retained	Income
	Outstanding	Amount	Capital	Income	Earnings	(Loss)	Total

Balances October 1, 2004	3,367,803	3,367,803	6,002,637		55,711,953	(90,833)	64,991,560
Comprehensive income
Net income				$4,129,607	4,129,607		4,129,607
Other comprehensive income, net of tax
Unrealized losses on securities, net of reclassification adjustment				(910,775)		(910,775)	(910,775)
Comprehensive income				$3,218,832
Cash dividends ($.73 per share)					(2,441,240)		(2,441,240)
Stock options exercised	3,119	3,119	31,658				34,777
Repurchase of common stock	(30,498)	(30,498)	(589,049)				(619,547)

Balances September 30, 2005	3,340,424	3,340,424	5,445,246		57,400,320	(1,001,608)	65,184,382
Comprehensive income
Net income				$3,252,406	3,252,406		3,252,406
Other comprehensive income, net of tax
Unrealized losses on securities, net of reclassification adjustment				(150,152)		(150,152)	(150,152)
Comprehensive income				$3,102,254
Cash dividends ($.76 per share)					(2,499,850)		(2,499,850)
Stock options exercised	37,961	37,961	399,524				437,485
Tax benefit on stock options exercised			90,851				90,851
Repurchase of common stock	(171,416)	(171,416)	(3,368,490)				(3,539,906)

Balances September 30, 2006	3,206,969	3,206,969	2,567,131		58,152,876	(1,151,760)	62,775,216
Comprehensive income
Net income				$2,801,416	2,801,416		2,801,416
Other comprehensive income, net of tax
Unrealized gains on securities, net of reclassification adjustment				828,976		828,976	828,976
Comprehensive income				$3,630,392
Cash dividends ($.76 per share)					(2,384,135)		(2,384,135)
Stock options exercised	7,722	7,722	96,519				104,241
Repurchase of common stock	(108,557)	(108,557)	(1,984,193)				(2,092,750)

Balances September 30, 2007	3,106,134	$3,106,134	$679,457		$58,570,157	$(322,784)	$62,032,964

See Notes to Consolidated Financial Statements

Peoples Bancorp
Consolidated Statements of Cash Flows
Years Ended September 30, 2007, 2006 and 2005

	2007	2006	2005
Operating Activities
Net income	$2,801,416	$3,252,406	$4,129,607
Items not requiring (providing) cash
Provision for loan losses	76,972	56,065	67,144
Depreciation and amortization	637,111	740,230	793,230
Investment securities amortization, net	(33,393)	122,181	622,427
Loans originated for sale	(8,320,051)	(3,249,505)	(5,930,155)
Proceeds from sale of loans held for sale	8,451,506	3,713,031	5,603,824
Loss from sale of property, plant and equipment	4,708	—	—
Gain on sale of loans	(161,554)	(103,216)	(136,768)
Amortization of deferred loan fees	(353,785)	(387,793)	(487,399)
Net realized (gains) losses on available-for-sale securities	(5,104)	117,496	(10,469)
Deferred income tax	(199,101)	142,219	194,678
Change in
Interest receivable	(30,684)	(454,294)	(78,923)
Interest payable	715,042	377,057	58,269
Other adjustments	431,674	(29,451)	6,573
Net cash provided by operating activities	4,014,757	4,296,426	4,832,038

Investing Activities
Net change in interest-bearing deposits	2,479,975	(1,580,852)	(395,985)
Purchases of securities available for sale	(14,020,286)	(5,618,752)	(21,120,709)
Proceeds from maturities and paydowns of securities held to maturity	154,789	192,855	381,018
Proceeds from maturities and paydowns of securities available for sale	17,824,291	5,403,895	14,248,897
Proceeds from sale of securities available for sale	4,501,896	3,624,656	3,255,101
Proceeds from the sale of FHLB stock	163,700	320,600
Net change in loans	22,143,467	(17,109,248)	4,635,983
Purchases of premises and equipment	(493,238)	(82,045)	(806,809)
Proceeds from sale of foreclosed real estate	934,373	1,770,967	806,320
Net cash provided by (used in) investing activities	33,688,967	(13,077,924)	1,003,816

Financing Activities
Net change in
NOW and savings deposits	(11,287,168)	(10,781,808)	(9,248,957)
Certificates of deposit	(15,270,379)	26,387,181	(1,332,541)
Short-term borrowings	482,720	(363,434)	(2,440,235)
Proceeds from Federal Home Loan Bank advances	78,785,000	46,880,000	22,150,000
Repayment of Federal Home Loan Bank advances	(84,460,000)	(46,975,000)	(13,000,000)
Cash dividends	(2,410,710)	(2,486,835)	(2,414,514)
Excess tax benefit on stock options exercised	—	90,851	—
Stock options exercised	104,241	437,485	34,777
Repurchase of common stock	(2,092,750)	(3,539,906)	(619,547)
Net cash provided by (used in) financing activities	(36,149,046)	9,648,534	(6,871,017)

Net Change in Cash and Cash Equivalents	1,554,678	867,036	(1,035,163)

Cash and Cash Equivalents, Beginning of Year	10,756,693	9,889,657	10,924,820

Cash and Cash Equivalents, End of Year	$12,311,371	$10,756,693	$9,889,657

Additional Cash Flows Information
Interest paid	$13,844,257	$12,550,526	$10,404,802
Income tax paid	991,230	1,575,426	2,062,383

See Notes to Consolidated Financial Statements

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of Peoples Bancorp (Company), its wholly-owned subsidiaries, Peoples Federal Savings Bank of DeKalb County (Peoples), First Savings Bank (First Savings) (collectively, the Banks), Peoples’ wholly owned subsidiaries, Peoples Financial Services, Inc. (Peoples Financial), PFDC Investments, Inc. and First Savings’ wholly owned subsidiary, Alpha Financial, Inc. (Alpha) conform to accounting principles generally accepted in the United States of America and reporting practices followed by the thrift industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a thrift holding company whose principal activity is the ownership and management of the Banks. The Banks operate under federal thrift charters and provide full banking services, including trust services. As federally-chartered thrifts, the Banks are subject to the regulation of the Office of Thrift Supervision (OTS) and the Federal Deposit Insurance Corporation.

The Company generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in north central and north eastern Indiana and south central Michigan. The Company’s loans are generally secured by specific items of collateral including real property and consumer assets.

Consolidation - The consolidated financial statements include the accounts of the Company, the Banks, Alpha, PFDC Investments, Inc. and Peoples Financial after elimination of all material intercompany transactions.

Cash Equivalents - Cash and cash equivalents include amounts due from banks and overnight investments with the Federal Home Loan Bank (FHLB). Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other financial institutions, and repurchase agreements.

Investment Securities - Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately, net of tax, in accumulated other comprehensive income. The Company holds no securities for trading.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

Mortgage loans held for sale are carried at the lower of cost or fair value, determined using an aggregate basis. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Forward commitments to sell mortgage loans are acquired to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Gains and losses are determined by the difference between the selling price and the carrying amount of the loans sold, net of discounts collected or paid and considering a normal servicing rate.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal amount outstanding, net of deferred loan fees and costs and the allowance for loan losses. Interest income is accrued on the principal balances of loans. Generally, loans are placed on non-accrual status at ninety days past due. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans.

Allowance for loan losses is maintained at a level believed by management to absorb probable incurred losses in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans, actual loss experience, current economic events in specific industries and geographical areas, and other pertinent factors including general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience and consideration of economic trends, all of which may be susceptible to significant change. Allocations of the allowance may be made for specific loans, however, the entire allowance is available for any loan that, in management’s judgment, should be charged off. A loan is impaired when full payment under the loan terms is not expected.

Loan losses are charged off against the allowance when, in management’s estimation, it is unlikely that the loan will be collected, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors in order to maintain the allowance for loan losses at the level deemed adequate by management. The determination of whether a loan is considered past due or delinquent is based on the contractual payment terms. Management believes that, as of September 30, 2007, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the area within which the Company operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss provisions.

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using either a straight-line or accelerated method with useful lives ranging from 5 to 39 years. Furniture, fixtures and equipment are depreciated using a straight-line or accelerated method with useful lives ranging from 3 to 10 years. Land is carried at cost. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Foreclosed assets are carried at the lower of cost or fair value less estimated selling costs. When foreclosed assets are acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.

Goodwill is annually tested for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Core deposit intangible is being amortized over eight years using an accelerated method switching to straight-line amortization when it exceeds the accelerated method, and is periodically evaluated as to the recoverability of its carrying value.

Investments in limited partnerships are included in other assets. The Company utilizes the equity method of accounting for these investments. At September 30, 2007 and 2006, these investments totaled $221,000 and $265,000, respectively.

Pension plan costs are based on actuarial computations and charged to current operations. The funding policy is to pay at least the minimum amounts required by ERISA. The Company froze the Company’s defined benefit plan effective August 1, 2007.

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

Stock Options - At September 30, 2007, the Company has a stock-based employee compensation plan, which is described more fully in Note 17. The Company adopted SFAS 123R, Share-Based Payment, (SFAS 123R) in 2006. All stock options were previously vested and no stock options or restricted shares were granted in 2006; therefore, there was no impact from adopting SFAS 123R. Prior to adopting SFAS 123R, the Company accounted for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and, accordingly, recognized no compensation expense for the stock option grants as all options granted under the plan had an exercise price equal to or greater than the market value of the underlying common stock at the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

2005

Net income, as reported	$4,129,607
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	—

Pro forma net income	$4,129,607

Earnings per share
Basic - as reported	$1.23
Basic - pro forma	1.23
Diluted - as reported	1.22
Diluted - pro forma	1.22

Income tax in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiaries.

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year.

Note 2:	Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The Company does not expect that the adoption of SFAS No. 157 will have a material impact on financial condition or results of operations.

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

In September 2006, the FASB Emerging Issues Task Force (EITF) finalized Issue No. 06-5, Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance). This issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the issue discusses whether the cash surrender value should be discounted when the policyholder is contractually limited in its ability to surrender a policy. This issue is effective for fiscal years beginning after December 15, 2006. The Company does not expect that the adoption of EITF No. 06-5 will have a material impact on financial condition or results of operations.

On February 15, 2007, the FASB issued its Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115. FAS 159 permits entities to elect to report most financial assets and liabilities at their fair value with changes in fair value included in net income. The fair value option may be applied on an instrument-by-instrument or instrument class-by-class basis. The option is not available for deposits withdrawable on demand, pension plan assets and obligations, leases, instruments classified as stockholders’ equity, investments in consolidated subsidiaries and variable interest entities and certain insurance policies. The new standard is effective at the beginning of the Company’s fiscal year beginning October 1, 2008, and early application may be elected in certain circumstances. The Company expects to first apply the new standard at the beginning of its 2009 fiscal year. The Company is currently evaluating and has not yet determined the impact the new standard is expected to have on its financial position and results of operations.

In June 2006, FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes (Interpretation No. 48). Interpretation No. 48 clarifies the accounting for uncertainty in income taxes in financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken. It also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation No. 48 will be effective for the Company beginning October 1, 2007. We have evaluated the requirements of Interpretation No. 48 and determined that it will not have a material effect on our financial condition or results of operations.

Note 3:	Concentration of Funds and Restriction on Cash and Cash Equivalents

As of September 30, 2007 and 2006, respectively, there were no balances with other financial institutions in excess of the balance insured by the Federal Deposit Insurance Corporation. Additionally, the Company had $5,699,000 and $3,507,000 on deposit with the Federal Home Loan Bank of Indianapolis, and $126,000 and $107,000 on deposit with the Federal Reserve Bank of Chicago as of September 30, 2007 and 2006, respectively.

The Banks are required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve funds required at September 30, 2007 totaled $1,621,000.

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

Note 4:	Investment Securities

	2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale
Federal agencies	$72,103,912	$175,834	$454,100	$71,825,646
State and municipal obligations	10,560,571	14,710	156,570	10,418,711
Mortgage-backed securities	4,437,411	14,879	96,827	4,355,463
Total available for sale	87,101,894	205,423	707,497	86,599,820

Held to maturity
Mortgage-backed securities	423,173	9,906	8,334	424,745

Total investment securities	$87,525,067	$215,329	$715,831	$87,024,565

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale
Federal agencies	$77,027,143	$18,882	$1,507,765	$75,538,260
State and municipal obligations	12,605,770	21,309	141,927	12,485,152
Mortgage-backed securities	5,752,602	18,579	153,653	5,617,528
Total available for sale	95,385,515	58,770	1,803,345	93,640,940

Held to maturity
Mortgage-backed securities	567,690	14,435	11,168	570,957

Total investment securities	$95,953,205	$73,205	$1,814,513	$94,211,897

The amortized cost and fair value of securities held to maturity and available for sale at September 30, 2007, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2007
	Available for Sale		Held to Maturity
Maturity Distributions at September 30	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Within one year	$17,111,044	$17,026,601	$—	$—
One to five years	46,531,399	46,297,724	—	—
Five to ten years	17,744,087	17,675,372	—	—
After ten years	1,277,953	1,244,660	—	—
	82,664,483	82,244,357	—	—
Mortgage-backed securities	4,437,411	4,355,463	423,173	424,745
	$87,101,894	$86,599,820	$423,173	$424,745

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

Securities with a carrying value of $1,050,000 and $2,071,000 were pledged at September 30, 2007 and 2006 to secure repurchase agreements and certain deposits. Securities with a carrying value of $4,350,000 and $4,034,000 were pledged at September 30, 2007 and 2006 to secure certain deposits.

Proceeds from sales of securities available for sale during 2007, 2006 and 2005 were $4,502,000, $3,625,000 and $3,255,000, respectively. Gross gains of $20,000, $0 and $14,000 were realized on those sales during 2007, 2006 and 2005, respectively. Gross losses of $15,000, $117,000 and $4,000 were realized on those sales during 2007, 2006 and 2005, respectively.

The income tax expense (benefit) on the security gains/losses for the years ended September 30, 2007, 2006 and 2005 were $2,000, $(40,000) and $4,000, respectively.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at September 30, 2007 and 2006, was $63,076,000 and $86,744,000, which is approximately 72% and 92% of the Company’s available-for-sale and held-to-maturity investment portfolio. These declines primarily resulted from increases in market interest rates after the purchase.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other –than-temporary impairment is identified.

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2007:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Federal agencies	$—	$—	$50,204,415	$454,100	$50,204,415	$454,100
State and municipal obligations	1,987,331	40,618	7,159,366	115,952	9,146,697	156,570
Mortgage-backed securities	8,680	20	3,716,549	105,141	3,725,229	105,161

Total temporarily impaired securities	$1,996,011	$40,638	$61,080,330	$675,193	$63,076,341	$715,831

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2006:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Federal agencies	$482,656	$2,904	$72,607,703	$1,504,861	$73,090,359	$1,507,765
State and municipal obligations	1,638,760	4,270	6,998,013	137,657	8,636,773	141,927
Mortgage-backed securities	270,964	7,709	4,745,713	157,112	5,016,677	164,821

Total temporarily impaired securities	$2,392,380	$14,883	$84,351,429	$1,799,630	$86,743,809	$1,814,513

Note 5:	Loans and Allowance

	2007	2006

Commercial and commercial mortgage loans	$31,444,707	$35,789,425
Real estate loans	307,292,018	323,271,296
Construction loans	3,295,699	6,576,950
Individuals’ loans for household and other personal expenditures	10,491,307	11,429,850
	352,523,731	377,067,521
Less:
Undisbursed portion of loans	1,574,144	2,733,596
Deferred loan fees and discounts	886,108	1,070,389
Allowance for loan losses	1,833,682	1,898,257
	4,293,934	5,702,242
Total loans	$348,229,797	$371,365,279

	2007	2006	2005
Allowance for loan losses
Balances, October 1	$1,898,257	$1,966,623	$1,958,569
Provision for losses	76,972	56,065	67,144
Recoveries on loans	7,513	9,697	35,253
Loans charged off	(149,060)	(134,128)	(94,343)

Balances, September 30	$1,833,682	$1,898,257	$1,966,623

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

Impaired loans were as follows:

	2007	2006

Year-end loans with no allocated allowance for loan losses	$—	$—
Year-end loans with allocated allowance for loan losses	500,868	—
	$500,868	$—
Amount of the allowance for loan losses allocated	$40,000	$—

	2007	2006

Average balance of impaired loans during the year	$262,505	$—
Interest income recognized during impairment	—	—
Cash-basis interest income recognized	1,372	—

The Company considers its investment in one-to-four family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment.

At September 30, 2007 and 2006, non-accruing loans were $1,003,000 and $565,000, respectively. There are no loans delinquent 90 days or more and still accruing as of September 30, 2007 and 2006, respectively.

Note 6:	Premises and Equipment

	2007	2006

Land	$1,344,098	$1,351,271
Buildings	9,154,093	9,077,631
Equipment	6,286,248	5,895,046
Total cost	16,784,439	16,323,948
Accumulated depreciation	(11,229,098)	(10,620,026)

Net	$5,555,341	$5,703,922

Depreciation and amortization expense for 2007, 2006 and 2005 was $637,000, $740,000 and $793,000, respectively.

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

Note 7:	Deposits

	2007	2006

Noninterest-bearing demand deposits	$15,654,934	$14,609,453
Interest-bearing demand deposits	75,501,731	85,601,091
Savings deposits	44,318,245	46,551,534
Certificates and other time deposits of $100,000 or more	43,419,375	45,583,234
Other certificates and time deposits	170,396,897	183,503,417

	$349,291,182	$375,848,729

Certificates and other time deposits maturing in years ending September 30:

2008	$170,395,004
2009	24,952,028
2010	9,597,835
2011	3,939,122
2012	4,932,283

$213,816,272

Note 8:	Short-Term Borrowings

	2007	2006

Securities sold under agreements to repurchase	$1,000,511	$517,791

At September 30, 2007 and 2006, the securities sold under agreements to repurchase obligations were secured by investment securities and such collateral is held by a safekeeping agent. The maximum amount of outstanding agreements at any month-end during 2007 and 2006 totaled $1,092,000 and $1,524,000 and the average of such agreements for the years ended September 30, 2007 and 2006 totaled $631,000 and $767,000, respectively.

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

Note 9:	Federal Home Loan Bank Advances

Federal Home Loan Bank advances at September 30, 2007 and 2006 totaled $53,480,000 and $59,155,000 and were at various rates ranging from 3.55% to 7.21% maturing at various dates through January 2015. The Federal Home Loan Bank advances are secured by first mortgage loans totaling $270,595,000. Advances are subject to restrictions or penalties in the event of prepayment.

Maturities in years ending September 30	Amount	Weighted- Average Rate

2008	16,030,000	5.14%
2009	9,500,000	4.98%
2010	11,700,000	6.10%
2011	5,250,000	5.00%
2012	8,000,000	5.01%
Thereafter	3,000,000	4.73%

	$53,480,000

Amounts advanced totaling $13,500,000 are subject to an option for the FHLB to convert the entire advance to a periodic adjustable rate five years after the date of the advance. The adjustable rate would be for the remaining term at the predetermined rate of three-month LIBOR or three-month LIBOR plus .0002 (.02 basis points), varying by advance. If the FHLB exercises its option to convert the advance to an adjustable rate, the advance will be pre-payable at the Banks’ option, at par without a penalty fee.

At September 30, 2007 and 2006, the Banks had a $1,000,000 overdraft line of credit agreement with the Federal Home Loan Bank. The Banks had not borrowed against this line of credit at September 30, 2007 or 2006. The line of credit expires July 11, 2008.

Note 10:	Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balance of mortgage loans serviced for others was $51,067,000 and $48,404,000 at September 30, 2007 and 2006, respectively.

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

The aggregate fair value of capitalized mortgage servicing rights included in other assets at September 30, 2007 and 2006 is based on comparable market values and a valuation model that calculates the present value of future cash flows. For purposes of measuring impairment, risk characteristics, including product type, investor type and interest rates, were used to stratify the originated mortgage servicing rights.

	2007	2006
Mortgage servicing rights
Balance, beginning of year	$191,751	$259,643
Servicing rights capitalized	71,999	47,938
Amortization of servicing rights	(97,263)	(115,830)

Balance, end of year	$166,487	$191,751

Note 11:	Core Deposit Intangible

The carrying basis and accumulated amortization of recognized core deposit intangibles at September 30, 2007 and 2006, were:

	2007	2006

Gross carrying amount	$1,154,000	$1,154,000
Accumulated amortization	(1,096,564)	(958,718)
	$57,436	$195,282

Amortization expense for the years ended September 30, 2007, 2006 and 2005 was approximately $138,000, $138,000 and $138,000, respectively. Estimated amortization expense for the next fiscal year is:

2008	$57,436

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

Note 12:	Income Tax

	2007	2006	2005
Income tax expense
Currently payable
Federal	$1,298,666	$1,203,310	$1,630,093
State	127,895	191,823	363,512
Deferred
Federal	(167,006)	115,447	180,557
State	(32,095)	26,772	14,121

Total income tax expense	$1,227,460	$1,537,352	$2,188,283

Reconciliation of federal statutory to actual tax expense
Federal statutory income tax at 34%	$1,369,818	$1,628,521	$2,148,084
Tax exempt interest	(110,700)	(96,322)	(83,136)
Nondeductible expenses	1,349	4,319	4,121
Effect of state income taxes	63,228	144,273	249,238
Effect of low income housing credits	(98,569)	(133,531)	(134,621)
Other	2,334	(9,908)	4,597

Actual tax expense	$1,227,460	$1,537,352	$2,188,283

A cumulative net deferred tax asset is included in other assets. The components of the asset are as follows:

	2007	2006
Assets
Allowance for loan losses	$753,515	$761,814
Loan fees	226,336	289,621
Net unrealized losses on securities available for sale	178,346	612,825
Capital loss carry-forward	225,579	—
Other	190,135	209,809
Total assets	1,573,911	1,874,069

Liabilities
Depreciation	82,166	94,835
State income tax	39,003	28,247
FHLB of Indianapolis stock dividend	247,293	255,222
Prepaid expenses	76,622	64,461
Other	297,936	365,035
Total liabilities	743,020	807,800
	$830,891	$1,066,269

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

Management believes no valuation allowance is necessary at September 30, 2007 and 2006.

Retained earnings at September 30, 2007 include approximately $8,102,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of June 30, 1988 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2,755,000 at September 30, 2007.

At September 30, 2007, the Company had a capital loss carry-forward of $564,840. The capital loss carry-forward will expire if not used by September 30, 2011.

Note 13:	Other Comprehensive Income

	2007
	Before-Tax Amount	Tax Expense (Benefit)	Net-of-Tax Amount
Unrealized losses on securities
Unrealized holding gains arising during the year	$1,242,789	$(411,005)	$831,784
Less: reclassification adjustment for gains realized in net income	5,104	(2,296)	2,808

Net unrealized gains	$1,237,685	$(408,709)	$828,976

	2006
	Before-Tax Amount	Tax Expense (Benefit)	Net-of-Tax Amount
Unrealized losses on securities
Unrealized holding losses arising during the year	$(344,998)	$(117,299)	$(227,699)
Less: reclassification adjustment for losses realized in net income	(117,496)	(39,949)	(77,547)

Net unrealized losses	$(227,502)	$(77,350)	$(150,152)

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

	2005
	Before-Tax Amount	Tax Expense (Benefit)	Net-of-Tax Amount
Unrealized losses on securities
Unrealized holding losses arising during the year	$(1,476,365)	$(571,912)	$(904,453)
Less: reclassification adjustment for gains realized in net income	10,469	4,147	6,322

Net unrealized losses	$(1,486,834)	$(576,059)	$(910,775)

Note 14:	Commitments and Contingent Liabilities

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not included in the accompanying consolidated financial statements. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

Financial instruments whose contract amount represents credit risk at September 30, 2007 and 2006 consisted of commitments to extend credit totaling $40,816,000 and $42,918,000.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. Collateral held varies, but may include residential real estate, income-producing commercial properties, or other assets of the borrower.

The Company has employment agreements with two officers which include provisions for payment to them of three and two years’ salary, respectively, in the event of their termination in connection with any change in ownership or control of the Company, other than by agreement. The agreements have terms of three and two years, respectively, which may be extended annually for successive periods of one year.

The Company and subsidiaries are also subject to possible claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate determination of such possible claims or lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

Note 15:	Dividends and Capital Restrictions

Without prior approval, current regulations allow Peoples and First Savings to pay dividends to the Company not exceeding net profits (as defined) for the current calendar year to date plus those for the previous two years. At September 30, 2007, such limitations totaled $1,881,000. The Banks normally restrict dividends to a lesser amount because of the need to maintain an adequate capital structure.

Note 16:	Regulatory Capital

The Banks are subject to various regulatory capital requirements administered by the federal banking agencies and are assigned to a capital category. The assigned capital category is largely determined by ratios that are calculated according to the regulations. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity’s activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank’s operations. At September 30, 2007, the Banks were categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since September 30, 2007 that management believes have changed the Banks’ classification.

Peoples’ actual and required capital amounts and ratios are as follows:

	2007
	Actual		Required for Adequate Capital 1		To Be Well Capitalized¹
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total risk-based capital [1] (to risk-weighted assets)	$44,474,000	24.2%	$14,672,000	8.0%	$18,340,000	10.0%
Tier 1 risk-based capital [1] (to risk-weighted assets)	43,171,000	23.5%	7,336,000	4.0%	11,004,000	6.0%
Core capital [1] (to adjusted total assets)	43,171,000	11.7%	14,803,000	4.0%	18,504,000	5.0%
Core capital [1] (to adjusted tangible assets)	43,171,000	11.7%	7,401,000	2.0%	NA	NA
Tangible capital [1] (to adjusted total assets)	43,171,000	11.7%	5,551,000	1.5%	NA	NA

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

	2006
	Actual		Required for Adequate Capital 1		To Be Well Capitalized¹
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total risk-based capital [1] (to risk-weighted assets)	$44,267,000	21.8%	$16,246,000	8.0%	$20,308,000	10.0%
Tier 1 risk-based capital [1] (to risk-weighted assets)	42,890,000	21.1%	8,123,000	4.0%	12,185,000	6.0%
Core capital [1] (to adjusted total assets)	42,890,000	10.9%	15,756,000	4.0%	19,695,000	5.0%
Core capital [1] (to adjusted tangible assets)	42,890,000	10.9%	7,878,000	2.0%	NA	NA
Tangible capital [1] (to adjusted total assets)	42,890000	10.9%	5,908,000	1.5%	NA	NA

First Savings’ actual and required capital amounts and ratios are as follows:

	2007
	Actual		Required for Adequate Capital 1		To Be Well Capitalized¹
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total risk-based capital [1] (to risk-weighted assets)	$14,806,000	29.3%	$4,037,000	8.0%	$5,047,000	10.0%
Tier 1 risk-based capital [1] (to risk-weighted assets)	14,291,000	28.3%	2,019,000	4.0%	3,028,000	6.0%
Core capital [1] (to adjusted total assets)	14,291,000	14.7%	3,879,000	4.0%	4,848,000	5.0%
Core capital [1] (to adjusted tangible assets)	14,291,000	14.7%	1,939,000	2.0%	NA	NA
Tangible capital [1] (to adjusted total assets)	14,291,000	14.7%	1,454,000	1.5%	NA	NA

	2006
	Actual		Required for Adequate Capital 1		To Be Well Capitalized¹
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total risk-based capital [1] (to risk-weighted assets)	$14,275,000	24.1%	$4,738,000	8.0%	$5,922,000	10.0%
Tier 1 risk-based capital [1] (to risk-weighted assets)	13,770,000	23.3%	2,369,000	4.0%	3,553,000	6.0%
Core capital [1] (to adjusted total assets)	13,770,000	13.0%	4,238,000	4.0%	5,298,000	5.0%
Core capital [1] (to adjusted tangible assets)	13,770,000	13.0%	2,119,000	2.0%	NA	NA
Tangible capital [1] (to adjusted total assets)	13,770,000	13.0%	1,589,000	1.5%	NA	NA

1As defined by Regulatory Agencies

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

Note 17:	Employee Benefit Plans

The Banks are participants in a pension fund known as the Financial Institutions Retirement Fund (FIRF). This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. This plan provides pension benefits for substantially all of the Company’s employees. Pension expense was approximately $1,181,000, $1,298,000 and $1,081,000 for 2007, 2006 and 2005. The benefits of this plan were frozen on August 1, 2007.

A profit-sharing plan is maintained for the benefit of substantially all of the Company’s employees and allows for both employee and Company contributions. The Company contribution consists of a matching contribution of 50 percent of employee contributions, up to 6 percent of eligible employee compensation. The Company may also contribute an additional discretionary amount to each employee, regardless of participation in the matching program. The Company’s contribution to the plan, for the matching program was approximately $109,000, $109,000 and $108,000 for 2007, 2006 and 2005. The Company’s contribution for the discretionary program was $28,000 for 2007.

Note 18:	Stock Option Plan

Under the Company’s incentive stock option plan approved in 1998, which is accounted for in accordance with SFAS No. 123R, the Company grants selected executives and other key employees stock option awards which vest and become fully exercisable at the end of five years of continued employment. During 1999, the Company authorized the grant of options for up to 200,000 shares of the Company’s common stock. The exercise price of each option, which has a ten-year life, was equal to or greater than the market price of the Company’s stock on the date of grant; therefore, no compensation expense was recognized. The Company has not granted any options during the three year period ended September 30, 2007. The pro forma effect on net income is disclosed in Note 1.

The following is a summary of the status of the Company’s stock option plan and changes in that plan as of and for the years ended September 30, 2007, 2006 and 2005.

	2007
Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding, beginning of year	38,741	$ 18.16
Exercised	(7,722)	13.50
Forfeited or expired	(9,376)	19.36
Outstanding, end of year	21,643	$ 19.30	1.0	$19,976

Exercisable, end of year	21,643	$ 19.30	1.0	$19,976

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

	2006
Options	Shares	Weighted-Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding, beginning of year	84,924	$ 14.48
Exercised	(37,961)	11.52
Forfeited or expired	(8,222)	11.16
Outstanding, end of year	38,741	$ 18.16	2.0	$106,671

Exercisable, end of year	38,741	$ 18.16	2.0	$106,671

The total intrinsic value of options exercised during the years ended September 30, 2007 and 2006, was $44,000 and $341,000, respectively.

As of September 30, 2007 and 2006, there was no unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan.

Note 19:	Earnings Per Share

For the year ended September 30, 2007, options to purchase 16,000 shares of common stock at an exercise price of $21.50 per share were outstanding, but were not included in the computation of diluted earnings per share because the options were anti-dilutive. Earnings per share (EPS) were computed as follows:

	2007
	Income	Weighted- Average Shares	Per-Share Amount
Basic Earnings Per Share
Net income available to common stockholders	$2,801,416	3,161,939	$ .89

Effect of Dilutive Securities
Stock options	—	2,141

Diluted Earnings Per Share
Income available to common stockholders and assumed conversions	$2,801,416	3,164,080	$ .89

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

	2006
	Income	Weighted- Average Shares	Per-Share Amount
Basic Earnings Per Share
Net income available to common stockholders	$3,252,406	3,293,223	$.99

Effect of Dilutive Securities
Stock options	—	11,603

Diluted Earnings Per Share
Income available to common stockholders and assumed conversions	$3,252,406	3,304,826	$.98

	2005
	Income	Weighted- Average Shares	Per-Share Amount
Basic Earnings Per Share
Net income available to common stockholders	$4,129,607	3,357,018	$1.23

Effect of Dilutive Securities
Stock options	—	23,340

Diluted Earnings Per Share
Income available to common stockholders and assumed conversions	$4,129,607	3,380,358	$1.22

Note 20:	Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents - The fair value of cash and cash equivalents approximates carrying value.

Interest-Bearing Time Deposits - The fair values of interest-bearing time deposits are determined on a discounted cash flow basis.

Securities and Mortgage-Backed Securities - Fair values are based on quoted market prices.

Loans and Loans Held for Sale - For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value for other loans is estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

Interest Receivable/Payable - The fair values of interest receivable/payable approximate carrying values.

FHLB Stock - Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Deposits - The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Short-Term Borrowings - The fair value of short-term borrowings approximates carrying value.

Federal Home Loan Bank Advances - The fair value of these borrowings is estimated using a discounted cash flow calculation, based on current rates for similar advances.

The estimated fair values of the Company’s financial instruments are as follows:

	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$12,311,371	$12,311,371	$10,756,693	$10,756,693
Interest-bearing time deposits	2,567,908	2,574,000	5,047,883	5,047,883
Investment securities available for sale	86,599,820	86,599,820	93,640,940	93,640,940
Investment securities held to maturity	423,173	424,745	567,690	570,957
Loans, including loans held for sale	348,485,297	346,543,000	371,662,679	363,592,486
Stock in FHLB	4,403,900	4,403,900	4,567,600	4,567,600
Interest receivable	2,951,833	2,951,833	2,921,149	2,921,149

Liabilities
Deposits	349,291,182	349,237,000	375,848,729	374,839,000
Short-term borrowings	1,000,511	1,000,511	517,791	517,791
Federal Home Loan Bank advances	53,480,000	54,054,000	59,155,000	59,103,000
Interest payable	1,889,998	1,889,998	652,042	652,042

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

Note 21:	Quarterly Results of Operations (Unaudited)

Quarter Ending	Interest Income	Interest Expense	Net Interest Income	Provision For Loan Losses	Net Income	Average Shares Outstanding	Basic Earnings Per Share

Dec 06	$7,367,655	$3,696,425	$3,671,230	$3,695	$800,436	3,202,179	$.25
Mar 07	7,192,184	3,686,547	3,505,637	27,620	513,290	3,172,048	.16
Jun 07	7,113,100	3,618,559	3,494,541	5,116	717,464	3,145,389	.23
Sep 07	6,987,051	3,557,767	3,429,284	40,541	770,226	3,128,246	.25
	$28,659,990	$14,559,298	$14,100,692	$76,972	$2,801,416
Dec 05	$6,923,629	$2,919,429	$4,004,200	$43,803	$992,210	3,340,263	$.30
Mar 06	6,947,258	3,074,043	3,873,215	2,950	711,450	3,321,754	.21
Jun 06	7,089,881	3,308,441	3,781,440	(1,796)	854,647	3,273,643	.26
Sep 06	7,349,664	3,625,670	3,723,994	11,108	694,099	3,237,506	.21
	$28,310,432	$12,927,583	$15,382,849	$56,065	$3,252,406

Note 22:	Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company.

Condensed Balance Sheets
	2007	2006
Assets
Cash	$2,986,285	$4,769,914
Investment in subsidiaries	59,553,403	58,050,638
Securities available for sale	69,340	66,640
Other assets	14,801	504,797
Total assets	$62,623,829	$63,391,989

Liabilities
Dividends payable on common stock	$590,165	$616,740
Other	700	33
Total liabilities	590,865	616,773

Stockholders’ Equity
Common stock	3,106,134	3,206,969
Additional paid-in capital	679,457	2,567,131
Retained earnings	58,570,157	58,152,876
Accumulated other comprehensive loss	(322,784)	(1,151,760)
	62,032,964	62,775,216

Total liabilities and stockholders’ equity	$62,623,829	$63,391,989

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

Condensed Statements of Income
	2007	2006	2005
Income
Dividends from subsidiaries	$2,225,000	$3,300,000	$1,900,000
Interest on investments	6,774	164,461	197,249
Net gains (losses) on available-for-sale securities	—	(127,308)	11,114
	2,231,774	3,337,153	2,108,363
Expenses	(163,665)	(164,450)	(187,627)

Income before equity in undistributed income of subsidiaries and income tax expense	2,068,109	3,172,703	1,920,736
Equity in undistributed income of subsidiaries	673,307	105,832	2,212,954
Income before income tax	2,741,416	3,278,535	4,133,690
Income tax expense (benefit)	(60,000)	26,129	4,083

Net income	$2,801,416	$3,252,406	$4,129,607

Condensed Statements of Cash Flows
	2007	2006	2005

Net cash provided by operating activities	$2,615,590	$3,188,170	$1,904,064

Cash flows from investing activities
Proceeds from sales of securities available for sale	—	3,869,189	227,129
Proceeds from maturities and calls of securities available for sale	—	150,000	—
Net cash provided by investing activities	—	4,019,189	227,129

Cash flows from financing activities
Stock repurchased	(2,092,750)	(3,539,906)	(619,547)
Stock options exercised	104,241	437,485	34,777
Excess tax benefit of stock options exercised		90,851	—
Cash dividends	(2,410,710)	(2,486,835)	(2,414,514)
Net cash used in financing activities	(4,399,219)	(5,498,405)	(2,999,284)

Net change in cash	(1,783,629)	1,708,954	(868,091)

Cash at beginning of year	4,769,914	3,060,960	3,929,051

Cash at end of year	$2,986,285	$4,769,914	$3,060,960

Peoples Bancorp
Notes to Consolidated Financial Statements
September 30, 2007, 2006 and 2005

Note 23:	Subsequent Events

On June 26, 2007, the Company announced that an application is being filed to combine its two banking subsidiaries, Peoples and First Savings into one bank. Regulatory approval has been received and the merger of First Savings into Peoples took place as of October 1, 2007.

CORPORATE PROFILE

C o r p o r a t e  P r o f i l e

Peoples Bancorp (the “Company”) is a holding company formed in 1990. Its stock is traded on the NASDAQ Global Market System under the symbol PFDC.

The Company’s primary assets are Peoples Federal Savings Bank of DeKalb County (“Peoples”) and First Savings Bank (“First Savings”). Peoples was formed in 1925 and First Savings was formed in 1886. On October 1, 2007, First Savings was merged with and into Peoples Federal Savings Bank and the First Savings OTS Charter was retired. The Company has grown to assets of more than $469 million.

Peoples’ main office is located in Auburn, Indiana with full service offices in Avilla, Columbia City (two branches), Garrett, Howe, Kendallville, LaGrange, Middlebury, Topeka and Waterloo in Indiana and offices in Schoolcraft, Three Rivers (two branches) and Union in Michigan.

Peoples’ financial services include Mortgages, Trusts, Consumer Banking, and Individual Retirement Accounts.

Peoples is a member of the Federal Home Loan Bank System, and its deposits are insured by the Federal Deposit Insurance Corp.

E x e c u t i v e  O f f i c e r s  o f  B a n c o r p

G. Richard Gatton
Chairman of the Board

Maurice F. Winkler, III
Chief Executive Officer and President

Steven H. Caryer
Vice President and Chief Financial Officer

I n d e p e n d e n t  A u d i t o r s

BKD LLP
201 North Illinois Street, Suite 700
Indianapolis, IN 46204

L e g a l  C o u n s e l

Barnes & Thornburg LLP
11 South Meridian Street
Indianapolis, IN 46204-3535

T r a n s f e r  A g e n t

Computershare
Investor Services
2 North LaSalle Street
Chicago, IL 60602
Tel: 312-588-4993 • 888-294-8217

A n n u a l  M e e t i n g

The annual meeting of stockholders of Peoples Bancorp will be held Wednesday, March 26, 2008, at 2:00 p.m. at the LaQuinta Inn, 306 Touring Drive, Auburn, Indiana 46706.

C o r p o r a t e  I n f o r m a t i o n

Form 10-K Report.

A copy of the Company’s 10-K, including financial statements as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders of the Company upon request to the Secretary, Peoples Bancorp, 212 West 7th Street, P.O. Box 231, Auburn, Indiana 46706. As of the close of business on February 1, 2008, the Company had approximately 1,010 shareholders.

B r a n c h I n f o r m a t i o n a n d L o c a t i o n s o f P e o p l e s F e d e r a l S a v i n g s B a n k

Auburn - Main Office
212 West Seventh St., Auburn, IN 46706

Avilla - Cindy Jollief
105 North Main St., Avilla, IN 46710

Columbia City Downtown - Dewayne Anderson
123-129 S. Main St., Columbia City, IN 46725

Columbia City North
507 North Main St., Columbia City, IN 46725

Garrett - Brenda Mansfield
1212 South Randolph St., Garrett, IN 46738

Howe - Staci Hanna
303 Defiance St. Howe, IN 46746

Kendallville - Clark Ream
116 West Mitchell St., Kendallville, IN 46755

LaGrange - Matthew Miller
114-118 South Detroit St., LaGrange, IN 46761

Middlebury - Barbara Yoder
420 North Main, Middlebury, IN 46540

Schoolcraft - Donna Hunter
500 North Grand, Schoolcraft, MI 49087

Three Rivers Downtown - Christi Linn
123 Portage Ave., Three Rivers, MI 49093

Three Rivers West Michigan - Bonnie Abel
1213 West Michigan Ave., Three Rivers, MI 49093

Topeka - Vickie Guyas
210 West Lake St., Topeka, IN 46571

Union - Jeanene Konanz
15534 U.S. 12, Union, MI 49130

Waterloo
625 South Wayne St., Waterloo, IN 46793

Pictured (Left to Right) Maurice F. Winkler, III, Roger J Wertenberger, G. Richard Gatton, Erica D. Dekko. (Second Row) Bruce S. Holwerda, John C. Thrapp, Stephen R. Olson, Douglas D. Marsh.

BOARD OF DIRECTORS

G. Richard Gatton - Chairman of the Board of the Company and Peoples Federal Savings Bank, Auburn, Indiana. Director since 2000.

Maurice F. Winkler, III - Chief Executive Officer and President of the Company and Peoples Federal Savings Bank, Auburn, Indiana. Director since 1993.

Erica D. Dekko - Financial Advisor for Dekko Investment Services, Kendallville, Indiana. Director since 2001.

Bruce S. Holwerda - Retired Vice President and Chief Operating Officer of Ambassador Steel Corporation, Auburn, Indiana. Director since 1998.

Douglas D. Marsh - Principal Broker of Castle One Realty, Auburn, Indiana. Chairman of the Board Applied Innovations, Inc., Chicago, Illinois. Director since 1990.

Stephen R. Olson - Training Director and Sales Consultant, Morton Buildings, Three Rivers, Michigan. Director since 2000.

John C. Thrapp - Attorney, Thrapp & Thrapp, Kendallville, Indiana. Director since 1990.

Roger J. Wertenberger - Director Emeritus Retired President of Peoples Federal Savings Bank, Auburn, Indiana.

EXECUTIVE OFFICERS
E x e c u t i v e O f f i c e r s o f P e o p l e s F e d e r a l S a v i n g s B a n k

G. Richard Gatton - Chairman of the Board

Maurice F. Winkler, III - President and Chief Executive Officer

Jeffrey H. Gatton - Sr. Vice President and Chief Operating Officer

Steven H. Caryer - Vice President - Chief Financial Officer

Cheryl L. Taylor - Corporate Secretary of the Company

Donald E. Budd - Vice President - Trust Officer

Lee A. Dick - Vice President - Commercial Lending

Jeffrey L. Grate - Vice President - Lending Operations

John D. Haggarty, II - Vice President - Operations

Larry D. Kummer- Vice President - Agricultural Lending

Rita M. Richardson - Vice President - Savings

Peoples Bancorp 212 West 7th Street • P.O. Box 231 Auburn, Indiana 46706 260-925-2500